

August 10, 2010

Mr. Thaddeus Dupper
Chief Executive Officer, President and Director
Evolving Systems, Inc.
9777 Pyramid Court, Suite 100
Englewood, Colorado 80112

> **Re:** **Evolving Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-34261**

Dear Mr. Dupper:

We have reviewed your letter dated July 14, 2010 in connection with the above-referenced filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 29, 2010.

Item 8. Financial Statements and Supplementary Data

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 34

1. Your response to prior comment 1 indicates that customers may negotiate annual maintenance fees that may be less than your normal pricing range and if this occurs, you evaluate whether the renewal rate is substantive. Note that to be considered substantive, the renewal rate cannot be significantly below your normal pricing policy. Since you have indicated that your normal pricing policy reflects renewal rates between 10% and 20%, provide additional details to support your belief that renewal rates lower than 10% are substantive. Additionally, tell us the percentage of your arrangements that include

renewal rates lower than 10% and tell us your revenue recognition policy when the renewal rate is not considered substantive.

2.      We note in your response to prior comment 2 that your license arrangements typically include a 90-day warranty period, which is separated based on the renewal rate stated in the contract.  Please describe your methodology for establishing VSOE of fair value for the 90-day warranty period in your license arrangements.  In this regard, clarify whether VSOE for your 90-day warranty is based on 25% of the annual renewal rate stated in the contract

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,


Patrick Gilmore
Accounting Branch Chief